FORTUNE INDUSTRIES, INC.

CERTIFICATE OF DESIGNATION

SERIES C CUMULATIVE PREFERRED STOCK

The powers, designations, preferences and relative participating, optional and other special rights, and the qualifications, limitations or restrictions of the Series C Cumulative Preferred Stock, in addition to those set forth in the Restated Articles of Incorporation that are applicable to shares of Preferred Stock of all series, are as follows:

(a)

Designation and Number of Shares. The shares of such series shall be designated as “Series C Cumulative Preferred Stock” (“Series C Preferred Stock”). The number of shares initially constituting the Series C Preferred Stock shall be Two Hundred Ninety-Six Thousand, One Hundred Eighty (296,180).

(b)	Dividends and Restrictions. Dividends shall begin to accrue and be cumulative on outstanding shares of Series C Preferred Stock beginning on the date of issuance. Commencing on January 1, 2009 and for the two (2) year period thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Five Dollars ($5.00) per share, payable monthly. Commencing on January 1, 2011 and for the one (1) year period thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Six Dollars ($6.00) per share, payable monthly. Commencing on January 1, 2012 and thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Seven Dollars ($7.00) per share, payable monthly. The dividend shall be paid on the first day of each month, commencing on January 1, 2009. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series C Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

(c)	Voting Rights. Except as set forth herein, or as otherwise provided by law, holders of Series C Preferred Stock shall have no voting rights and their consent shall not be required.

(d)	Certain Restrictions. Whenever monthly dividends or other dividends or distributions payable on the Series C Preferred Stock as provided in Subsection (b) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full, Fortune Industries, Inc. (“Corporation”) shall not:

(1)

Declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock; or

(2)	Redeem or purchase or otherwise acquire for consideration any shares of Series C Preferred Stock, or any shares of stock ranking on a parity with the Series C Preferred Stock, except in accordance with a purchase offer made in writing to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(e)	Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof.

(f)	Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock unless, prior thereto, the holders of shares of Series C Preferred Stock shall have received an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to $100.00 per share, or (ii) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except distributions made ratably on the Series C Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(g)	Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or any other property, then in any such case, each share of Series C Preferred Stock shall at the same time be similarly exchanged for or changed into an aggregate amount of stock, securities, cash and/or any other property equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such consolidation, merger, etc. plus an amount equal to $100.00 per share.

(h)	Redemption. The shares of Series C Preferred Stock shall be redeemable, in whole or in part, by the Corporation at any time. The redemption price shall be equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such redemption plus an amount equal to $100.00 per share.

(i)	Rank. The Series C Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, senior to all other series of the Corporation’s Preferred Stock.

(j)	Amendment. The Restated Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, voting together as a single class.